SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of September, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:

Date: 22 September 2006


Prudential plc announces the appointment of Barry Stowe as Chief Executive of Prudential Corporation Asia

The Board of Prudential plc ("Prudential") announces the appointment of Barry Stowe as Chief Executive of Prudential Corporation Asia.

Barry Stowe, aged 48, currently President, Accident & Health Worldwide for AIG Life Companies, will join the Prudential Board on 1 November 2006.

Barry, who will continue to be based in Hong Kong, joined AIG in 1995. He was President and CEO of NISUS, a subsidiary of Pan-American Life, from 1992-1995. Prior to NISUS, Barry spent 12 years at Willis Corroon in the US.

Mark Tucker, Group Chief Executive, Prudential plc, said:

"Barry's background and experience mean that he is very well-suited to lead Prudential Corporation Asia to the next stage of its development. He is widely respected in the industry and across the financial community in Asia. He has a reputation for vigorously exploiting market opportunities and we are delighted to be welcoming him to the Board. I look forward to the strong contribution to the Group's continued success in Asia that I know he will make.

"Prudential Corporation Asia is in good health, delivering strong growth and went cash positive for the first time this year. We remain very excited about the growth opportunities in the region."

Barry Stowe said:

"I am really delighted to be joining Prudential at this exciting time in the Group's development, and I look forward to working with the Board and the management team. Prudential is a leading brand in Asia and my challenge is to drive the regional business forward, ensuring profitable growth across all our markets."


ENDS
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
Enquiries:

Media                                         Investors/Analysts
Jon Bunn                    020 7548 3559     James Matthews       020 7548 3561
Claire Glover               020 7548 2007

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Notes to Editor follow...






Notes to Editor:


1. About Barry Stowe, Chief Executive Officer, Prudential Corporation Asia.


Mr Stowe, 48, joins Prudential from AIG where he was President of Accident & Health Worldwide for AIG Life Companies. Previously, Mr Stowe was the Regional Head for AIG Accident & Health in Southeast Asia, and prior to that was Senior Vice President of AIG's Foreign General Insurance Accident & Health head office in New York City. He joined AIG in 1995.


Prior to joining AIG, Mr Stowe enjoyed a career in the United States domestic health and life insurance market, most recently as President and CEO of Nisus, a health insurance subsidiary of Pan American Life Insurance Company of New Orleans, Louisiana.


Mr Stowe also worked for Willis Corroon in the United States.


He is a native of Nashville, Tennessee and a graduate of David Lipscomb University with a Bachelor of Arts degree in Politics and Classical Studies. Mr Stowe has been associated with numerous community and charitable organisations. He currently resides in Hong Kong with his wife and three young daughters.


2. About Prudential


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP238 billion in assets under management, as at 30 June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.







                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 September, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations